UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2014

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Not for release, publication or distribution in Australia, Canada or Japan or in any other jurisdiction where it is unlawful to distribute this document.

June, 12, 2014.

Abengoa, S.A. (the “Company”), in compliance with article 82 of the Spanish Securities Market Act, informs the Spanish securities market regulator (“Comisión Nacional del Mercado de Valores”) about the following

Significant Event

Abengoa today announced that its wholly owned subsidiary, Abengoa Yield plc (NASDAQ: ABY), (“Abengoa Yield”),  has priced an initial public offering of 24,850,000 of its ordinary shares at a price of $29 per share for total gross proceeds of approximately $720 million.  The underwriters of the offering have a 30-day option to purchase up to an additional 3,727,500 ordinary shares (approximately $108 million) from an affiliate of Abengoa, S.A. The offering is scheduled to close on June 18, 2014, subject to customary closing conditions.

The shares are expected to begin trading on the NASDAQ Global Select Market under the symbol “ABY” on June 13, 2014.

Abengoa Yield is a dividend growth-oriented company formed to serve as the primary vehicle through which Abengoa will own, manage and acquire renewable energy, conventional power and electric transmission lines and other contracted revenue-generating assets, initially focused on North America and South America, as well as Europe.

Citigroup and BofA Merrill Lynch are acting as global coordinators of the Offering.  Canaccord Genuity, HSBC, RBC Capital Markets and Banco Santander are acting as joint bookrunners.

The offering has been made only by means of a prospectus. Copies of the prospectus related to the Offering may be obtained without charge by mail from the offices of Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (Tel: 800-831-9146) or BofA Merrill Lynch, at 222 Broadway, New York, NY 10038, Attn: Prospectus Department, or by emailing dg.prospectus_requests@baml.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This communication is directed only at (i) persons who are outside the United Kingdom or (ii) in the United Kingdom, persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), or who are high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this communication relates will only be available to and will only be engaged in with, relevant persons. Any person who is not a relevant person must not act or rely on this document or any of its contents.

Forward-Looking Statements

This communication contains forward-looking statements that may state Abengoa’s or its management’s intentions, beliefs, expectations or predictions for the future. Such forward-looking statements are subject to certain risks, uncertainties and assumptions, and typically can be identified by the use of words such as “will,” “expect,” “estimate,” “anticipate,” “forecast,” “plan,” “believe,” and similar terms.  Although Abengoa believes that its expectations are reasonable, it can give no assurance that these expectations will prove to have been correct, and actual results may vary materially. Factors that could cause actual results to differ materially from those contemplated above include, among others, risks and uncertainties related to the capital markets. Any forward looking information presented herein is made only as of the date of this press release, and we do not undertake any obligation to update or revise any forward-looking information to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise.

Miguel Ángel Jiménez-Velasco Mazarío

Secretary General

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

	By:	/s/ MIGUEL ÁNGEL JIMÉNEZ-VELASCO MAZARÍO
Name: Miguel Ángel Jiménez-Velasco Mazarío
Title: General Secretary

Date: June 12, 2014